UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ZALE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-04129	75-0675400
(State or other jurisdiction of incorporation or oganization)	(Commission File Number)	(IRS Employer Identification Number)

901 W. Walnut Hill Lane, Irving, Texas	75038
(Address of principal executive offices)	(Zip Code)

Thomas A. Haubenstricker

901 W. Walnut Hill Lane

Irving, Texas 75038

(972) 580-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Based on a reasonable country of origin inquiry, Zale Corporation (the “Company”) has concluded that it is not required to file a Conflict Minerals Report as an exhibit to this Form SD.  As described further below, as part of the Company’s reasonable country of origin inquiry, the Company received representations from its suppliers that the conflict minerals supplied to the Company did not originate in the covered countries or that they came from recycled or scrap sources.  Except as indicated below, the Company’s business generally does not involve “manufacturing” or “contracting to manufacture” a product within the meaning of Form SD.

Manufacture - A small part of its business involves assembly of the metal shank with a diamond or gemstone to craft a complete piece of jewelry.  The Company conducts this assembly business through: a) its assembly division within its subsidiary TXDC, LP, referred to internally as ZAP; and, b) through its special events business.  The Company circulated a Dodd-Frank Vendor Compliance Policy and Questionnaire to the vendors that sell component parts to ZAP and to the Company’s special events business with detailed questions as to where such vendors obtain their Conflict Minerals, and it received responses from each of those vendors.

Contract to Manufacture — On a very limited basis, the Company will designate the use of a given component (e.g., an earring post) from a particular supplier (each, a “Manufacturing Program”).  The Company is mindful of the commentary to the final Conflict Minerals rule which provides (at page 64) that “[a]n issuer is considered to be contracting to manufacture a product depending on the degree of influence it exercises over the materials, parts, ingredients, or components to be included in any product that contains conflict minerals or their derivatives.”  The Company does not acknowledge that it exercises the level of influence necessary to be deemed to “contract to manufacture” products obtained through these Manufacturing Programs.  However, as a matter of caution and as part of the Company’s Dodd-Frank Vendor Compliance Policy, the Company circulated a Dodd-Frank Vendor Compliance Questionnaire to suppliers involved in these Manufacturing Programs, and it received responses from each of those vendors.

A copy of Zale Corporation’s Form SD will be publicly available at www.Zalecorp.com.

Item 1.02  Exhibit

Not required.

Section 2 — Exhibits

Item 2.01  Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

ZALE CORPORATION

	By:	/s/ Thomas A. Haubenstricker
Thomas A. Haubenstricker
Senior Vice President and
Chief Financial Officer

Date: June 2, 2014